The Variable Annuity Contract
issued by
Brighthouse Life Insurance Company of NY
and
Brighthouse Variable Annuity Account B

Marquis Portfolios (offered on and after April 30, 2012)

Disclosure Notice
April 27, 2026
A flexible premium deferred variable annuity contract

This Disclosure Notice provides certain updated information about your Marquis Portfolios (offered on and after April 30, 2012) Variable Annuity Contract (the “Contract” or “contract”), a flexible premium deferred variable annuity contract issued by Brighthouse Life Insurance Company of NY (“BLNY”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLNY and Brighthouse Variable Annuity Account B (the “Separate Account”) are available, free of charge at https://dfinview.com/BHF/PUFT/BHF51. The Contract prospectus, dated May 1, 2017, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can obtain this information at no cost by calling (888) 243-1932 or by sending an email request to rcg@brighthousefinancial.com.
The Contract is a complex investment and involves risks, including potential loss of principal. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals (partial or full) could result in taxes and tax penalties.
The Company’s obligations under the Contract are subject to our financial strength and claims paying ability. Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Special Terms
Account Value. The sum of your interests in the Investment Portfolios.
Accumulation Phase. The period in which earnings accumulate on a tax-deferred basis.
Asset Allocation Program. A program that directs us to automatically rebalance the investment allocations upon any change or update to the elected asset allocation model. This program is a separate service and is not part of your contract. There is no charge for this service. May also be referred to as “Marquis Asset Allocation Program” or the “Program.”
Automatic Rebalancing Program. A program that directs us to automatically rebalance the investment allocations to return to your original percentage investment allocations on a periodic basis. There is no charge for this service.
Brighthouse Investment Advisers, LLC. An investment adviser registered under the Investment Advisers Act of 1940. May also be referred to as “Brighthouse Advisers.”
Contract Year. A Contract Year is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.
Investment Portfolios. The means of investing offered to Owners in various underlying fund portfolios. May also be referred to as “Portfolio Company.”
Monitored Portfolios. Certain Investment Portfolios on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment. A Purchase Payment is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. You may also be permitted to make subsequent Purchase Payments.
Separate Account. We have established Brighthouse Variable Annuity Account B to hold the assets that underlie the Contracts.
Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 28, 2025. This does not reflect all of the changes that have occurred since you entered into your Contract.
When you participate in the Marquis Asset Allocation Program, Brighthouse Advisers serves as your investment adviser, but solely for the purpose of developing and updating the asset allocation models offered under the program. On November 6, 2025, Brighthouse Financial (“BHF”), the ultimate parent company of Brighthouse Advisers, and Aquarian Capital LLC (“Aquarian”), a diversified global holding company with a strategic portfolio of insurance and asset management businesses, announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. The transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF and Brighthouse Advisers will remain an indirect wholly-owned subsidiary of BHF. Although Aquarian will replace BHF as Brighthouse Advisers’ ultimate parent, Brighthouse Advisers will continue to serve as your investment adviser if you continue to participate in the Marquis Asset Allocation Program. It is important to note that you are not required to maintain your contract value in accordance with any specific asset allocation models offered under the Marquis program.
Additionally, while Aquarian will become the ultimate parent of BHF, BLNY will remain an indirect wholly-owned subsidiary of BHF. BLNY will continue in its present role as the issuer of your contract. All of your rights and benefits under your contract and BLNY’s obligations under the contract remain unchanged.

Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.
Changes Affecting the Investment Portfolios
Trust Reorganization. Each of the following Former Investment Portfolios has been reorganized into the New Investment Portfolios of the New Trust.
Former Trust	New Trust
Legg Mason Partners Variable Equity Trust	Lincoln Variable Insurance Products Trust
ClearBridge Variable Appreciation Portfolio	LVIP ClearBridge Appreciation Fund
ClearBridge Variable Large Cap Value Portfolio	LVIP ClearBridge Large Cap Value Fund
Portfolio Name Changes. Certain Investment Portfolios were subject to a name change. The chart below identifies the former name and new name of the Investment Portfolios.
Former Name	New Name
Brighthouse Funds Trust I	Brighthouse Funds Trust I
SSGA Emerging Markets Enhanced Index Portfolio	State Street Emerging Markets Enhanced Index Portfolio
Transfers
Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
American Funds Global Growth Fund
American Funds Growth Fund
American Funds Growth-Income Fund
BlackRock High Yield Portfolio
Brighthouse Small Cap Value Portfolio
Brighthouse/Dimensional International Small Company Portfolio
Brighthouse/Eaton Vance Floating Rate Portfolio
CBRE Global Real Estate Portfolio
ClearBridge Variable Small Cap Growth Portfolio
Harris Oakmark International Portfolio
Invesco Global Equity Portfolio
Invesco Small Cap Growth Portfolio
JPMorgan Small Cap Value Portfolio
Loomis Sayles Small Cap Core Portfolio
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
State Street Emerging Markets Enhanced Index Portfolio
Templeton Foreign VIP Fund
Western Asset Management Strategic Bond Opportunities Portfolio
Western Asset Variable Global High Yield Bond Portfolio

Important Information You Should Consider About the Contract
	Fees, Expenses, and Adjustments			Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?	No. The Contract has no withdrawal charge. However, withdrawals may still be subject to taxes or tax penalties.			Fee Tables and Examples Expenses – Withdrawal Charge
Are There Transaction Charges?
Yes. You may be charged for the following transactions: transfers of cash value between investment options, which include the Investment Portfolios.
Transfer Fee. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to charge for transfers after the first 12 transfers per year.
Fee Tables and Examples Expenses – Transfer Fee
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose.
Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Tables and Examples Expenses – Product Charges Appendix A Investment Portfolios Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.71%	1.71%
	Investment Portfolio fees and expenses[2]	0.53%	1.38%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[3]	0.20%[4]
1 As a percentage of average Account Value in the Separate Account. The charge shown also includes the Account Fee.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.
3 As a percentage of average Account Value in the Separate Account. This charge is the current charge for the least expensive optional benefit.
4 As a percentage of the average Account Value in the Separate Account, which is a value used to calculate your benefit. This charge is the current charge for the most expensive optional benefit.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your
Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.

	Lowest Annual Cost $2,029	Highest Annual Cost $3,030
	Assumes:	Assumes:
●Investment of $100,000 ●5% annual appreciation ●Least expensive Portfolio Company fees and expenses ●No sales charges ●No optional benefits ●No additional Purchase Payments, transfers, or withdrawals
●Investment of $100,000
●5% annual appreciation
●Most expensive combination
of optional benefits and
Portfolio Company fees and
expenses
●No sales charges
●No additional Purchase
Payments, transfers, or
withdrawals

	Risks	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract including loss of principal.	The Annuity Contract Investment Options
Is This a Short- Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Amounts withdrawn from the Contract may result in withdrawal charges, taxes, and tax penalties. Withdrawal charges may apply for the first 3 years following a Purchase Payment. Withdrawal charges will reduce the value of your Contract if you withdraw money during that time. Withdrawals could significantly reduce the value of your Contract, the death benefit, and other
Contract benefits, including the optional death benefit. The reduction may be more than the amount withdrawn.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract Investment Options
What Are the Risks Associated with the Investment Options?
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Portfolio Companies).
●Each investment option has its own unique risks.
●You should review the prospectuses for the available funds before making an investment decision.
Investment Options
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to us. Any obligations and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about BLNY, including our financial strength ratings, is available by contacting us at (888) 243-1968.
The Annuity Contract
Restrictions
Are There Restrictions on the Investment Options?
Yes.
Currently, we allow unlimited transfers without charge among investment options during the Accumulation Phase. However, we reserve the right to limit transfers or impose a charge for transfers in excess of 12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Portfolio Companies available as investment options under the Contract.
Investment Options

Restrictions
Are There Restrictions on Contract Benefits?
Yes.
●Contract owners enrolled in the Asset Allocation Program will have their allocations automatically rebalanced/transferred upon any change or update to the elected asset allocation model. For contract owners participating in the Asset Allocation Program, our affiliate Brighthouse
Advisers, an investment adviser registered under the Investment Advisers
Act of 1940, serves as your investment adviser, but solely for the purpose of developing and updating the models.
●Withdrawals will reduce the value of the death benefit, perhaps significantly.
●We may stop offering an optional benefit at any time for new sales.
●Except as otherwise provided, Contract benefits may not be modified or terminated by us.
Investment Options - Marquis Asset Allocation Program Death Benefit Appendix B: Investment Portfolios Available Under the Benefits Offered Under the Contract (located in this Disclosure Notice)
Taxes
What Are the Contract’s Tax Implications?
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Federal Income Tax Status
Conflicts of Interest
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distributor
Should I Exchange My Contract?
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, and my fees or penalties to terminate the existing contract that it is better for you to purchase the new contract rather than continue to own your existing contract.
Purchase – Replacement of Contracts

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APPENDIX A
Investment Portfolios Available Under the Contract
The following is a list of Investment Portfolios under the Contract. More information about the Investment Portfolios is available in the prospectuses for the Investment Portfolios, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF51. You can also request this information at no cost by calling (888) 243-1932 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Investment Portfolio, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Portfolio’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	American Funds Global Growth Fund — Class 2# Capital Research and Management CompanySM	0.65%	21.62%	8.23%	12.17%
Seeks growth of capital.	American Funds Growth Fund — Class 2 Capital Research and Management CompanySM	0.58%	20.24%	13.37%	17.97%
Seeks long-term growth of capital and income.	American Funds Growth-Income Fund — Class 2 Capital Research and Management CompanySM	0.53%	18.06%	13.90%	13.92%
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.	0.63%	9.15%	4.94%	6.62%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	1.03%	-3.21%	6.43%	8.07%
Seeks a high level of current income.	Brighthouse/Eaton Vance Floating Rate Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Eaton Vance Management	0.95%	3.81%	4.75%	4.59%
Seeks long-term capital appreciation.	Brighthouse/Wellington Large Cap Research Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.69%	15.74%	12.14%	13.45%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.91%	6.75%	4.03%	3.95%
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Harris Associates L.P.	0.72%	33.17%	6.72%	7.01%
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.81%	17.31%	15.15%	11.83%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.83%	15.60%	7.30%	11.00%
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.74%	6.17%	-0.66%	9.27%
Seeks long-term capital growth.	JPMorgan Small Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: J.P. Morgan Investment Management Inc.	0.79%	12.48%	9.93%	9.09%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	15.21%	15.06%	14.19%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.80%	14.90%	14.77%	13.91%
Seeks capital appreciation.	MFS® Research International Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.81%	22.41%	5.54%	7.57%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.90%	13.19%	-5.83%	14.00%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class B Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	1.38%	7.74%	1.15%	3.09%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.83%	8.90%	-0.07%	2.30%
Seeks to provide total return, primarily through capital appreciation.	State Street Emerging Markets Enhanced Index Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.80%	34.14%	6.04%	—
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.78%	12.05%	10.28%	10.09%
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.85%	2.29%	9.62%	9.58%
Seeks a competitive total return primarily from investing in fixed- income securities.	BlackRock Bond Income Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.53%	7.79%	-0.32%	2.22%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	13.19%	11.07%	15.80%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.52%	3.99%	2.93%	1.95%
Seeks long-term capital appreciation.	Brighthouse/Dimensional International Small Company Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Dimensional Fund Advisors LP	1.03%	35.85%	8.30%	8.14%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	7.83%	8.29%	10.73%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.79%	13.72%	10.01%	16.41%
Seeks long-term capital growth from investments in common stocks or other equity securities.	Loomis Sayles Small Cap Core Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	1.15%	5.02%	7.17%	9.15%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.82%	10.89%	6.20%	7.44%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	13.29%	10.11%	10.27%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	1.06%	-4.74%	2.62%	8.86%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class B†† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.81%	15.45%	9.37%	14.10%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.72%	8.95%	1.27%	3.88%
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	7.07%	0.59%	1.82%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 2# Templeton Investment Counsel, LLC	1.08%	29.19%	8.25%	5.75%
Seeks long-term growth of capital.	ClearBridge Variable Small Cap Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.81%	9.23%	-0.17%	9.38%
Seeks to maximize total return.	Western Asset Variable Global High Yield Bond Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadvisers: Western Asset Management Company, LLC; Western Asset Management Company Limited; Western Asset Management Company Pte. Ltd.	0.81%	9.96%	2.56%	5.33%
Seeks long-term capital appreciation.	LVIP ClearBridge Appreciation Fund — Class I# Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.70%	14.50%	12.72%	13.34%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	LVIP ClearBridge Large Cap Value Fund — Class I# Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	10.20%	10.11%	10.01%
#
These Investment Portfolios and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

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APPENDIX B
Investment Portfolios Available Under the Benefits Offered Under the Contract
Marquis Asset Allocation Program
The Marquis Asset Allocation Program (“Program”) is not offered by the prospectus and is not a part of your contract. This Program is a separate service we make available in connection with the contract, at no additional charge to you, to help you select investment options. You should be aware that certain aspects of the administration of this Program are provided by your selling firm and are dependent upon the continued ability of the selling firm to provide that administrative support. When you purchase the contract, you are required to enroll in the Asset Allocation Program. At the time the contract is issued, and at any time you change or update your asset allocation model with your financial representative, your default investment allocation for Purchase Payments and automatic rebalancing will be set in accordance with the one model you select. Although the Marquis Portfolios contract is designed to work together with the Asset Allocation Program, at any time after the contract is issued, you may transfer Account Value or change the investment allocation for future Purchase Payments and automatic rebalancing, without any investment allocation restrictions related to the Asset Allocation Program. However, if you wish to change your investment allocation to an allocation that is not in accordance with any of the models, or transfer to an allocation outside any of the models, you will need to contact us.
Asset allocation, in general, is an investment strategy intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility and potentially enhance returns over the long term. An asset class refers to a category of investments having similar characteristics, such as stocks and other equities, bonds and other fixed income investments, and cash equivalents. There are further divisions within asset classes, for example, divisions according to the size of the issuer (large cap, mid cap, small cap), the type of issuer (government, municipal, corporate, etc.) or the location of the issuer (domestic, foreign, etc.).
While you participate in the Asset Allocation Program, our affiliate Brighthouse Investment Advisers, LLC (“Brighthouse Advisers”), an investment adviser registered under the Investment Advisers Act of 1940, will serve as your investment adviser, but solely for the purpose of developing and updating the models. Brighthouse Advisers currently follows the recommendations of an independent third-party consultant in providing this service. From time to time, Brighthouse Advisers may select a different consultant, to the extent permitted under applicable law. Brighthouse Advisers also serves as the investment adviser to certain Investment Portfolios available under the contract and receives compensation for those services. (See “Investment Options — Certain Payments We Receive with Regard to the Investment Portfolios,” in the prospectus. See also “Appendix A: Underlying Funds Available Under the Contract” located in this Disclosure Notice.) However, Brighthouse Advisers receives no compensation for services it performs in developing and updating the asset allocation models discussed below.
It is your responsibility to select or change your model and your Investment Portfolios. Your financial representative can provide you with information that may assist you in selecting a model and your Investment Portfolios. Once you select a model and the Investment Portfolio allocations, these selections will remain unchanged until you elect to revise the Investment Portfolio allocations, select a new model, or both. Although the models are designed to maximize investment returns and reduce volatility for a given level of risk, there is no guarantee that an asset allocation model will not lose money or experience volatility. A model may fail to perform as intended, or may perform worse than any single Investment Portfolio, asset class or different combination of investment options. In addition, the model is subject to all of the risks associated with its underlying Investment Portfolios. If, from time to time, Brighthouse Advisers changes the models, the flows of money into and out of underlying Investment Portfolios may generate higher brokerage and administrative costs for those portfolios, or such changes may disrupt an Investment Portfolio’s management strategy. In the Asset Allocation Program, you will choose to allocate your Purchase Payments among a set of Investment Portfolios you select using one of
B-1

the asset allocation models Brighthouse Advisers provides. An asset allocation model is a set of target percentages for asset classes or sub-classes that represent the principal investments of the available Investment Portfolios. There currently are twenty asset allocation models, a disciplined and a flexible model for each of ten levels of risk tolerance and return potential (generally, asset classes and sub-classes with higher potential returns have greater risk of losses and experience greater volatility). Disciplined models are designed to be constructed only from Investment Portfolios that adhere strictly to their stated investment styles and invest in specific asset classes or subclasses, whereas flexible models can include allocations to Investment Portfolios that may invest across multiple asset classes or sub-classes, or that may move between investment styles, or asset classes or subclasses, depending on market conditions or other factors.
A disciplined or flexible asset allocation model will be suggested based on your responses to a profile questionnaire that seeks to measure your personal investment risk tolerance, investment time horizon, financial goals and other factors. In order to participate in this Program, you will need to complete the questionnaire. Although you may only use one model at a time, you may elect to change to a different model as your tolerance for risk and/or your needs and objectives change. Using the questionnaire and in consultation with your financial representative, you may determine a different model better meets your risk tolerance and time horizons. There is no fee to change to a different model or for a change to the Investment Portfolio allocations. Brighthouse Advisers, through its consultant as described above, periodically reviews the models (typically annually) and may find that asset allocations within a particular model may need to be changed. Similarly, the principal investments, investment style, or investment manager of an Investment Portfolio may change such that it is no longer appropriate for a model, or it may become appropriate for a model. Also, from time to time, we may change the Investment Portfolios available under the contract. As a result of the periodic review and/or any changes in available Investment Portfolios, each model may change and asset classes or sub-classes may be added or deleted. We will provide notice regarding any such changes, and you, in consultation with your financial representative, may wish to revise your investment allocations based on these model and Investment Portfolio changes. You are not required to make any changes, and if you take no action your current allocations will continue in effect.
If you also participate in the Automatic Rebalancing Program, the allocations in your models will be applied under the terms of that program. (See “Investment Options — Automatic Rebalancing Program” in the prospectus.) Transfers among Investment Portfolios due to a change in the models or your selection of a different model are not taken into account in determining any transfer fee. For purposes of the limit on the number of investment options in a single Purchase Payment allocation or transfer request, each Investment Portfolio in an asset allocation model is counted separately; an asset allocation model is not counted as a single investment option. (See “Purchase — Allocation of Purchase Payments” and “Transfers — General” in the prospectus.)
Our affiliates, including Brighthouse Advisers, receive greater compensation and/or profits from certain Investment Portfolios than we receive from other portfolios. Therefore, it is conceivable that Brighthouse Advisers may have an incentive to develop models in such a way that larger allocations will be made to more profitable portfolios. Also, Brighthouse Advisers, in its capacity as investment adviser to certain of the Investment Portfolios, may believe that certain portfolios it manages may benefit from additional assets or could be harmed by redemptions. As a fiduciary, Brighthouse Advisers legally is obligated to disregard these incentives. In addition, Brighthouse Advisers believes that following the recommendations of an independent third-party to develop and update the asset allocation models may reduce or eliminate the potential for Brighthouse Advisers to be influenced by these competing interests. As described above, from time to time, Brighthouse Advisers may select a different consultant to provide these recommendations, to the extent permitted under applicable law.
For more information about Brighthouse Advisers and its role as investment adviser for the Marquis Asset Allocation Program, please see the disclosure document, which is available to you at no charge, containing information from Part II of its Form ADV, the SEC investment adviser registration form. Your financial representative can provide you this disclosure document, or you can request a copy by writing to Brighthouse Investment Advisers, LLC, c/o Brighthouse Life Insurance Company of NY, P.O. Box 4301, Clinton, IA 52733-4363. We may perform certain administrative functions on behalf of our affiliate, Brighthouse Advisers; however, we are not registered as an investment adviser and are not providing any investment advice in making the Asset Allocation Program available.
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The prospectus, as supplemented, and statement of additional information (“SAI”), dated May 1, 2017, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (888) 243-1932, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF51.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000112437